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April 9, 2009

Mr. Ethan Horowitz
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549


Re: Item 4.01 Form 8-K Filed April 3, 2008 transmitted by FAX

Dear Mr. Horowitz

We are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the above- referenced staff communique sent via fax.

We have filed an amended a 8-KA which incorporates your comments.

Form 8-K filed April 3 2008

Item 1. Paragraph 2, Has been revised in part to include statement that:....
("Gruber") audited Nascent's financial statements for the fiscal year ended December 31, 2007...

Item 2. Paragraph 3, Has been revised in part to include statement that... Nascent resulted from the principal accountant which audited Nascent's financial statements for the fiscal year ended December 31, 2007, decision to not to stand for reelection for the fiscal year ending December 31, 2008.

Item 3. Paragraph 4, Has been revised in part to include statement that an insert except for and also inserted ...Additionally, Report of the Independent Registered Accounting Firm for the fiscal year ended December 31, 2007 contained the following disclosure. ..." For 2007 Gruber did not audit the financial statements of Pasani S.A. DE C.V. or Grupo Sur Promociones De Mexico, S.A. De C.V. or Comercial Targa, S.A. De C.V. all wholly owned subsidiaries, whose statements reflect total assets constituting 33% of the related consolidated totals. Those statements were audited by other auditors, whose report has been furnished to Gruber, and in their opinion, insofar as it relates to the amounts included for Nascent Wine Company, Inc., is based solely on the report of other auditors.

Item 4. Letter from the former Independent Public has been included as EXHIBIT 16 to the 8-KA filing.

Additionally, the Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Page 2


         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

If you need additional clarification please contact me.



Cordially,

/s/ Sandro Piancone
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Sandro Piancone
Chief Executive Officer
Nascent Wine Company, Inc.